UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Mr. Yi Duan has resigned from Fangdd Network Group Ltd. (the “Company”) as a member of the Company’s board of directors (the “Board”). Mr. Duan’s resignation was for personal reasons. After Mr. Duan’s resignation, the Board will be composed of five members, including three independent directors. The composition of Board committees remains unchanged.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: September 26, 2025

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